EXHIBIT 99.2
                                       [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/8752
15 January 2002

Sir,

            Sub:  Shareholding Pattern



Pursuant to clause 35 of the listing agreement with Indian Stock Exchanges, please find sent herewith shareholding pattern of VSNL as on 31 December 2001.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


/s/ R.N. Aditya
R.N. Aditya
Assistant Company Secretary


1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd. 7, Lyons, Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No (11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg. Lower Parel, Mumbai - 400 013. Fax Nos.: 497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8. Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168/ 820 2108/ 820
     2114, FAX 837 5646.

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071.

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax: 267 3199.

11.  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

12.  Shri U.C. Burman. DGM(Internet), for hosting on website.



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                          VIDESH SANCHAR NIGAM LIMITED
                      SHAREHOLDING PATTERN AS ON 31.12.2001
                         AS SUBMITTED TO STOCK EXCHANGES

                   CATEGORY                                HOLDING 31.12.2001
                                                         SHARES            % AGE
A.     PROMOTER'S HOLDING
1      Promoters/Central Govt. Including                150961440          52.97
       Nominees of President of India
2      Persons acting in Concert #                          -----           ----
       SUB-TOTAL                                        150961440          52.97
B.     NON-PROMOTERS HOLDING
3      Institutional Investors
a.     Mutual Funds and UTI                            6032453.00           2.12
b.     Banks, Financial Institutions, Insurance       16030015.00           5.62
       Companies (Central/State Govt.
       Institutions/Non-Government Institutions)
c.     Flls/ADR/Foreign Bank                             96267326          33.78
       SUB-TOTAL                                        118329794          41.52
4      OTHERS
a.     Private Corporate Bodies                           4838952           1.70
b.     Indian Public                                     10605962           3.72
c.     NRIs/OCBs                                           260272           0.09
d.     Any other (NSDL in Transit)                           3580           0.00
       SUB-TOTAL                                         15708766           5.51
       GRAND TOTAL                                      285000000         100.00

         STATEMENT OF SHAREHOLDING OF ENTITIES/PERSONS HOLDING MORE THAN
                1% OF THE SHARES OF THE COMPANY AS ON 30.12.2001
       NOTE I
       NAME                                              HOLDING               %
A.     PROMOTER'S HOLDING
1      Central Govt. as Nominees of President of        150961440          52.97
       India
B.     NON PROMOTERS HOLDINGS
a.     Mutual Funds & UTI
       i.  Unit Trust of India                            3839315           1.35
b.     Financial Institutions
       ii.  Life Insurance Corp of India                  6409080           2.25
C.     FII/ADR
       i.  The Bank of New York                          77133802          27.06
       ii.  Templeton Investment Counsel Inc.             3000000           1.05

       NOTE II
       TOTAL FOREIGN HOLDINGS                            96527598          33.87